UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In July 2009, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 29, 2009: Half Year Results Announcement

Exhibit 99.2	Press release dated July 27, 2009 concerning the acquisition of Shantha Biotechnics

Exhibit 99.3	Press release dated July 23, 2009 : EMEA statement on Lantus® safety

Exhibit 99.4	Press release dated July 15, 2009 : expert statement about Lantus®

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2009		SANOFI-AVENTIS

By
Name: John Felitti Title: Director, U.S. & International Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 29, 2009: Half Year Results Announcement

Exhibit 99.2	Press release dated July 27, 2009 concerning the acquisition of Shantha Biotechnics

Exhibit 99.3	Press release dated July 23, 2009 : EMEA statement on Lantus® safety

Exhibit 99.4	Press release dated July 15, 2009 : expert statement about Lantus®

4